UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2022 Preliminary Results (Unaudited)
3rd March 2023	A year of continued strategic momentum and operational execution delivers strong financial performance and growth

Andy Bird, Pearson's Chief Executive, said:
"These results are testament to the strong momentum that we've been building operationally and strategically over the past 24 months. For a second consecutive year, our financial performance was ahead of expectations, and we saw progress in our strategic initiatives, which are taking Pearson on a new, exciting journey.

Our portfolio continues to strengthen, with our new Workforce Skills talent investment platform created to leverage the structural growth in our markets and increased need for upskilling and reskilling. This will be a key growth driver for Pearson over the coming years. Our confidence for the future is underpinned by ongoing innovation, alongside our increasing divisional interconnectivity. This is combined with accelerating demand for our digital solutions, a growing consumer-focused proposition and our ability to serve more people across their lifelong learning journeys."

Underlying sales growth1 of 5%
●
Assessment & Qualifications up 8% driven by strong performances in US Student Assessment and UK & International Qualifications as exams resumed, and in Clinical Assessment due to good government funding and continued focus on health and wellbeing. Pearson VUE saw particularly strong growth in the IT and healthcare segments.

●	Virtual Learning up 4% driven by firm retention rates in Virtual Schools in the prior academic year (2021/22) and favourable revenue mix. OPM sales were up 4%.
●
Higher Education down 4% driven by a decline in enrolments and a loss of adoptions to non-mainstream publishers, including open educational resources, partially offset by improved pricing. Pearson+ increased paid subscriptions to 406k in the Fall semester (Fall 2021:133k).

●
English Language Learning up 24% due to increased Pearson Test of English (PTE) volumes, which were up 90%, as global mobility continued to improve with border re-openings and market share gains in India.

●	Workforce Skills up 7% with growth driven by BTEC and Apprenticeships, GED and TalentLens.
●	Businesses under strategic review down 16%.

Adjusted operating profit1 up 11% on an underlying basis to £456m
●
Driven by operating leverage on revenue growth and property cost savings, partially offset by inflation. We continued to invest in growth, including in our new Workforce Skills talent investment platform, supported by the reallocation of costs from other areas of the business.

●	Headline growth was 18% reflecting underlying performance, portfolio changes and currency movements.
●
Interest and tax charges were lower than normal in 2022, due to the release of tax provisions. This, along with the significant increase in adjusted operating profit and the reduction in issued shares given the share buyback, has driven a 48% increase in adjusted earnings per share of 51.8p (2021: 34.9p). The effective tax rate was 16% (2021: 20%) and the net interest charge was £1m (2021: £57m).

Cash performance
●
Operating cash1 inflow increased on a headline basis from £388m in 2021 to £401m in 2022, representing strong cash conversion of 88% despite the impact of the timing of the disposal of our international courseware local publishing businesses.

Strong balance sheet supports continued investment and increased shareholder returns
●	Acquisitions of Mondly, Credly and PDRI (subject to close) to support growth strategy across the Pearson ecosystem.
●	Year-end net debt of £0.6bn (2021: £0.4bn) with leverage at 0.8x (2021: 0.6x).
●	Proposed final dividend of 14.9p (2021: 14.2p) which equates to a full year dividend of 21.5p (2021:20.5p).
●	Completed the £350m share buyback with a total of 42.3m shares repurchased in 2022.

Statutory results
●	Sales increased 12% to £3,841m (2021: £3,428m) reflecting underlying performance, portfolio changes and currency movements.
●
Statutory operating profit was £271m (2021: £183m). The increase in 2022 was driven by operating leverage on revenue growth, property cost savings, and a lower restructuring charge, partially offset by inflation and a reduction in other net gains and losses arising from business acquisitions and disposals.

●	Net cash generated from operations of £527m (2021: £570m).
●	Statutory earnings per share of 32.8p (2021: 23.5p).

Strategic update
In March 2021, we presented our lifetime of learning strategy. Our priorities continue to centre on building a company that is digital first, puts the consumer at its heart, and delivers high quality learning products at scale to more people than ever before.

We also outlined three reasons why we believe Pearson will win in this new environment:

●
We are the world's leading learning company with a strong brand, an unmatched scope and scale; and have the deep expertise of thousands of employees who deliver high quality, trusted learning solutions every day.

●	We have a great foundation of established businesses that are well-managed, cash generative and underpin the company financially.
●
We are bringing together the multiple facets of our expertise through a more connected commercial and consumer strategy which will deliver innovative digital learning products to delight our customers.

During 2022, we made strong progress both strategically and operationally as we continued to focus on reshaping our portfolio, growing our digital capabilities, increasing the interconnectivity across Pearson to unlock synergies and implementing change in our Higher Education division to drive future growth.

Accelerating our digital journey
In 2022, we achieved 9% underlying growth in Group digital and digital-enabled sales. The Pearson+ roll out has also continued at pace leading to a threefold increase in paid subscriptions to 406k in the Fall semester (Fall 2021:133k) and registered users growing to 2.83m (Fall 2021: 2.75m). We have continued to invest in the platform launching 18 study channels to grow Pearson+ and widen the total addressable market beyond Higher Education. Our online language learning app Mondly has also been successfully integrated into Pearson+, broadening the appeal further.

Maintaining focus on efficiencies
We remain on track to deliver approximately £120m of cost efficiencies in 2023. The restructure is now complete with confirmed efficiencies in product and content support costs, technology and corporate property, across all divisions but weighted to Higher Education. These efficiencies will help accelerate our improved margin expectation to 2023 from 2025. One-time costs, which are excluded from adjusted operating profit to better highlight underlying performance are £150m. Of this, £85m are incurred in cash, mostly in 2023, with the remaining £65m relating to write offs of predominantly property lease assets.

Implementing change in Higher Education to drive growth
We have implemented change in our US Higher Education sales leadership, restructured the sales team and developed a new go to market strategy for 2023. Investment is focused on modernising our platform products to increase stability and deliver upgraded, best-in-class features that will improve the instructor and student experience. We expect to see the benefits of these changes in 2023 and beyond.

Reshaping the portfolio
Our recent acquisitions and disposals are benefitting the wider Group and increasing Pearson's interconnectivity:

●	The integration of Faethm and Credly is going well and will form part of our new Workforce Skills talent investment platform to be launched in 2023.
●
Our acquisition of Mondly also continues to enhance our credentials in the language learning direct to consumer space with paid subscriptions standing at 446k at the end of 2022. Mondly contributes to the transformation of English Language Learning and increases interconnectivity across the Group, including the successful integration of Mondly into Pearson+ in 2022.

●	Subject to closing, the acquisition of PDRI will expand Pearson's services to US federal agencies and grow our presence with large employers.
●
Disposal of our international courseware local publishing businesses is now complete. We have decided to retain our Australia and Canada businesses with approximately £30m of revenue retained within our Assessment & Qualifications division.

●	Strategic review of OPM is progressing and we will update in due course.

The enterprise learning market is estimated to be worth over £200bn in total and is comprised of several different sub-markets, including enterprise employee benefit, talent management and pre-hire recruitment workforce skills. The scale and growth of these markets is being driven by seismic change in the workplace with organisations hunting for new skills to help them navigate economic disruption, climate change, AI, new technologies and much more. The World Economic Forum estimates that one billion people will need reskilling by 2030.

We have organised our Workforce Skills division into two sectors so that we can harness the growth opportunities in this changing environment.

Firstly, in our Vocational Qualifications business (previously known as our Performance business), we already offer high quality qualifications such as BTECs and Apprenticeships that allow learners to build the knowledge, skills and behaviours they need for career success.

Secondly, our Workforce Solutions business (previously known as our Transformation business), offers a series of interconnected and tailored products and services. These are specifically designed for enterprise and institutional customers, though always with a focus on the needs of the consumer. They utilise capabilities from our two recent acquisitions - Credly and Faethm, as well as existing Pearson products and services such as GED and TalentLens.

We are excited to be launching our new talent investment platform in 2023. We have tested the technology and key value propositions with several enterprises in the second half of 2022. The platform helps enterprises solve their workforce planning, upskilling and recruitment challenges. It connects Faethm's skills and data science capabilities with Credly's portable skills profile and credentialed learning for enterprises. We will sell this as a SaaS product with additional professional services, adding new features and capabilities to deepen the insights we can deliver for both enterprises and learners alike.

We expect Workforce Solutions to become the growth engine of Workforce Skills and we see near-term priority growth opportunities in pre-hire recruitment, talent management and learning as an enterprise employee benefit.

2023 outlook
●
We are confident of further group underlying sales growth of low to mid-single digit, excluding OPM and the strategic review businesses, with adjusted operating profit and tax in line with current market expectations2. Our interest charge is expected to be c.£35m.

●	Assessment & Qualifications revenue growth of low to mid-single digit with increased margins.
●
In Virtual Learning, Virtual Schools revenue to decline by mid-single digit impacted by the COVID-19 cohort unwind in the 2022/23 academic year, as well as the loss of a major school. We expect margins to increase. We remain confident in the long-term performance of this division and will launch Career Academies aimed at supporting teenagers who wish to gain career education and experience. Four Career Academies will operate in the 2023-24 school year in four states and enrollment is underway. OPM continues to be under strategic review.

●	Higher Education revenue to decline, by low-single digit, with increased margins.
●	English Language Learning revenue growth of high-single digit with increased margins.
●	Double-digits revenue growth in Workforce Skills, underpinned by our new talent investment platform, with improved margins.

2025 ambition
●
We continue to expect the Group to achieve mid-single digit underlying revenue 3-year CAGR from 2022 to 2025 and for margins to be mid-teens in the near term, as we invest to drive growth, improving by 2025.

Financial Expectations

Segment	2022 Revenue (£m)	Margins 2022*	2023 Expectations		Underlying revenue 3-year CAGR 2022 to 2025	Margins 2025*
			Revenue Growth	Margins*
Assessment & Qualifications	1,444	18%	Low to mid-single digit	Increase	Low to mid-single digit	Increase
Virtual Learning	820	9%
Virtual Schools	519		Mid-single digit decline	Increase	Low-single digit	Increase
OPM	301	Under strategic review
Higher Education	898	10%	Low-single digit decline	Increase	Low to mid-single digit	Increase
English Language Learning	321	8%	High-single digit	Increase	High-single digit	Increase
Workforce Skills	204	(1)%	Double-digits	Improve	Greater than 20%	Increase
Strategic Review	154	10%
Group	3,841	12%	Excluding OPM and strategic review: Low to mid-single digit	Mid-teens	Mid-single digit	Upper end of mid-teens

*Adjusted operating profit margins.

KPIs

KPI	Objective	KPI Measure	2022 Actual	2021 Actual
Digital Growth	Drive digital revenue growth	Underlying growth in Group digital and digital-enabled sales	9%	9%
		Virtual Schools US enrolments	106k	111k
		OPM student enrolments	270k	275k
		OnVUE volumes	3.0m	3.0m
		Higher Education US digital registrations	9.9m	11.1m
		PTE volume	827k	436k
Consumer Engagement	Create engaging and personalised consumer experiences	NPS for Connections Academy	+67	+62
		NPS for PTE	+52	+56
		Pearson+ registered users	2.83m	2.75m
		Mondly paid subscriptions	446k	N/A
		Workforce Skills registered users	4.7m	N/A
Product Effectiveness	Improve the effectiveness of our products to deliver better outcomes	PTE speed of score return	1.3 days	1.2 days
		VUE test volumes	19.4m	16.8m
		VUE Partner retention	99.9%	99%
		Workforce Skills number of enterprise customers	1,503	645
		Workforce Skills enterprise customer net retention rate	74%	N/A
		Higher Education product usage - text units	4.8m	5.4m
Culture of Engagement & Inclusion	Build a culture of engagement and inclusion where diverse talent is heard, invested in and valued for their strengths and skills	Employee engagement Pearson uses the GallupQ12 survey to measure engagement, annually	3.96 GrandMean on a 5 point Likert scale	N/A
		Investing in diverse talent The % of responses who agree or strongly agree to Gallup Q12 survey questions.	In the last six months, someone at work has talked to me about my progress= 67%	N/A
			This last year, I have had opportunities at work to learn and grow = 72%	N/A
Culture of Inclusion Index

The GrandMean of 3 Gallup Q12 survey questions:

- At work, I am treated with respect
- My company is committed to building the strengths of each employee
- If I raised a concern about ethics and integrity, I am confident my employer would do what is right

			4.12 GrandMean on a 5 point Likert scale	N/A
		Increasing diverse talent	Diverse candidates in leadership development and mentoring programmes= 75%	N/A
			Diverse candidates in succession plans for leadership: Women= 52% People of colour/BAME= 26%	Women= 72% People of colour/BAME= 24%
Sustainability Strategy	Achieve net zero carbon by 2030	Progress against achieving net zero carbon by 2030, as measured through percentage carbon reduction	33% reduction vs 2018 base	31% reduction vs 2018 base

  -
2021 US digital registrations restated from 11.4m to 11.1m due to recategorising 0.3m of registrations from US to International.
  -
Pearson+ registered users represents the number of unique user accounts added over an academic year.
  -
Workforce Skills registered users represents the number of net new user accounts on a trailing 12-month basis and includes net new user accounts from Credly pre-acquisition.
  -
VUE test volumes include GED tests.
  -
VUE Partner retention is based on revenue mix.
  -
Workforce Skills number of enterprise customers represents the number of customers at period end.
  -
Net zero carbon figures have been restated in 2021 to reflect acquisitions, disposals and data improvements. The net zero carbon figures have been assured by an independent third-party, Corporate Citizenship.

Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
	Gemma Terry	+44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Results event	Pearson's full year results hybrid presentation today at 10:00 (GMT). Register to receive log in details: https://pearson.connectid.cloud/register

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Financial Overview
£m	2022	2021	Headline growth	CER growth	Underlying growth(1)
Business performance
Sales	3,841	3,428	12%	3%	5%
Adjusted operating profit	456	385	18%	6%	11%
Operating cash flow	401	388
Adjusted earnings per share	51.8p	34.9p
Statutory results
Sales	3,841	3,428
Operating profit	271	183
Profit for the year	244	178+
Net cash generated from operations	527	570
Basic earnings per share	32.8p	23.5p+
Dividend per share	21.5p	20.5p
Net debt	(557)	(350)
Return on Capital	8.7%	7.9%

Operational review
£m	2022	2021	Headline growth	CER Growth[1]	Underlying growth[1]
Sales
Assessment & Qualifications	1,444	1,238±	17%	8%	8%
Virtual Learning	820	713	15%	4%	4%
Higher Education	898	849	6%	(4)%	(4)%
English Language Learning	321	238	35%	28%	24%
Workforce Skills	204	172	19%	16%	7%
Strategic review	154	218±	(29)%	(30)%	(16)%
Total	3,841	3,428	12%	3%	5%

Adjusted operating profit/loss
Assessment & Qualifications	258	219±	18%	6%	6%
Virtual Learning	70	32	119%	88%	88%
Higher Education	91	73	25%	12%	12%
English Language Learning	25	15	67%	47%	33%
Workforce Skills	(3)	27	(111)%	(104)%	(67)%
Strategic review	15	19±	(21)%	(26)%	0%
Total	456	385	18%	6%	11%

[1]Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 14. Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.
22023 consensus on the Pearson website as at 28th November 2022; median adjusted operating profit of £585m at £:$ 1.14, interest £43m, tax rate 24%.
+Comparative amounts have been revised, see note 1 for further details.
±Comparative amounts have been restated to reflect the move between operating segments.

Assessment & Qualifications
In Assessment & Qualifications, sales increased 8% on an underlying basis and 17% on a headline basis. Adjusted operating profit increased 6% in underlying terms due to operating leverage on revenue growth partially offset by inflation and 18% in headline terms due to this and currency movements.

Pearson VUE sales were flat in underlying terms with particularly strong growth in the IT and healthcare segments, offset by the known headwind resulting from the DVSA contract change, as previously announced in 2021. VUE test volumes grew 16% to 19.4m as we still capture volumes across all three DVSA regions, given we provide the central platform for test delivery. We retained all our major contracts that were up for renewal and increased our contract renewal rate to 99.9% across the business.

In US Student Assessment, sales increased 17% in underlying terms due to a combination of the commencement of new contracts, which were won in 2020 and 2021, a return of volumes with full state testing commencing post COVID-19, and the addition of new services to existing contracts.

In Clinical Assessment, sales increased 7% in underlying terms due to good government funding and continued focus on health and wellbeing.

In UK and International Qualifications, sales increased 16% in underlying terms as exams resumed following COVID-19.

We are pleased with the continued momentum that Assessment & Qualifications showed in 2022. We're poised to deliver low to mid-single digit revenue growth and continued strong margins in 2023, with an excellent outlook beyond, with growth initiatives that will help us to expand the scope of offering and reach.

Virtual Learning
In Virtual Learning, sales increased 4% on an underlying basis and 15% on a headline basis. Adjusted operating profit grew 88% in underlying terms due to operating leverage on revenue growth and efficiency improvements in Virtual Schools and OPM, more than offsetting the investment in our Virtual Schools' platform and teaching costs, and increased 119% in headline terms due to this and currency movements.

Virtual Schools sales were up 4%, driven by firm retention rates in the 2021/22 academic year and favourable revenue mix, partially offset by a 5% decline in enrolments for the 2022/23 academic year and lower district partnership renewals. We opened new full-time online partner schools in Colorado, Missouri and Virginia which partially offset the planned exits of partner schools in Washington, Colorado, Missouri and one of two schools in Tennessee. As at December 2022, this brings the 2022/2023 total number of partner schools to 46 in 31 states.

In OPM, sales were up 4% driven by enrolment growth in our UK and Australia programs, which were offset by an enrolment decline in our North America programs.

Virtual Learning had a good performance in 2022 with strong retention rates in Virtual Schools despite the COVID-19 cohort unwind. We expect mid-single digit decline in revenue growth for Virtual Schools in 2023 but remain confident in the long-term performance of the business, with increased margins, as we launch Career Academies aimed at supporting teenagers who wish to gain career and technical education and experience. The strategic review of OPM continues and we will update the market once the review is complete.

Higher Education
In Higher Education, sales declined 4% for the full year on an underlying basis and increased 6% on a headline basis due to currency movements. Adjusted operating profit increased 12% in underlying terms driven primarily by cost savings, partially offset by trading performance, and increased 25% in headline terms due to this and currency movements.

In the US, we saw a decline in enrolments and a loss of adoptions to non-mainstream publishers, including open educational resources, partially offset by improved pricing. There was continued momentum in Inclusive Access with 9% sales growth to not-for-profit institutions and the total number of institutions increasing to 1,040. Pearson+ performed well in the Fall semester with 2.83m registered users and 406k paid subscriptions, representing a threefold increase compared to the prior year Fall semester.

We expect revenue to be down by low-single digit in 2023, with increased margins. We have made organisational changes to strengthen our position, including implementing change in our US Higher Education sales leadership, restructuring the sales team and developing a new go to market strategy for 2023. We will also be focusing our investment in four main product initiatives in 2023: converging and upgrading our courseware platforms, simplifying our Inclusive Access integration strategies, building out digital learning experiences, and driving improvements in stability. This will make us much more commercial and competitive on a day-to-day basis, enabling us to win and capture the opportunity in 2023 and beyond.

English Language Learning
In English Language Learning, sales were up 24% on an underlying basis and 35% on a headline basis. Adjusted operating profit increased by 33% in underlying terms due to increased revenue partially offset by increased investment and increased 67% in headline terms due to this and currency movements.

PTE volumes were up 90% driven by border re-openings, as well as market share gain in India. Within Institutional, there was strong growth in Latin America and the Middle East, offset by the impact of government reforms in China.

English Language Learning continues to deliver strong growth and strategic progress for Pearson more broadly. We expect this division to deliver high-single digit revenue growth in 2023, with increased margins. This division is demonstrating growing interconnectivity with other divisions, which will bring millions of direct-to-consumer relationships into the broader Pearson ecosystem.

Workforce Skills
In Workforce Skills, sales were up 7% on an underlying and 19% on a headline basis. Adjusted operating profit declined by 67% in underlying terms due to investment in the business across Faethm, Credly and our talent investment platform and decreased 111% in headline terms due to this, currency movements and portfolio changes.

Revenue growth was driven by growth in BTEC and Apprenticeships, GED and TalentLens. The Vocational Qualifications business (previously known as the Performance business) grew by 5% in underlying terms. The Workforce Solutions business (previously known as the Transformation business) grew by 12% in underlying terms. Pearson has 1,503 enterprise clients in its Workforce Skills portfolio, up 133% on last year, with the acquisition of Credly underpinning this growth.

We executed well against our plan in 2022, testing our new talent investment platform with enterprises, whilst demonstrating good progress in setting up the division for future growth. In 2023, we will commercially launch this product, which will help this division achieve double-digits revenue growth and improved margins, while also being a key driver of growth for Pearson over time.

Strategic review
Sales in our international courseware local publishing businesses under strategic review declined 16% on an underlying basis and were down 29% on a headline basis for the full year. Following the announcement of the sale of our international courseware local publishing businesses in Europe, French speaking Canada, Hong Kong and South Africa, these financials are no longer included in our underlying performance measures.

FINANCIAL REVIEW

Operating result
Sales increased on a headline basis by £413m or 12% from £3,428m in 2021 to £3,841m in 2022 and adjusted operating profit increased by £71m or 18% from £385m in 2021 to £456m in 2022 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for 2022 with those for 2021. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in either 2021 or 2022 and by ensuring the contribution from acquisitions is comparable year on year. Portfolio changes mainly relate to the disposals of our international courseware local publishing businesses in Europe, French-speaking Canada, South Africa and Hong Kong in 2022, the sale of the Sistemas business in Brazil in 2021 and the acquisitions of Credly and Mondly in 2022 and of Faethm in 2021.

On an underlying basis, sales increased by 5% in 2022 compared to 2021 and adjusted operating profit increased by 11%. Currency movements increased sales by £296m and increased adjusted operating profit by £46m. Portfolio changes decreased sales by £37m and decreased adjusted operating profit by £13m. There were no new accounting standards adopted in 2022 that impacted sales or operating profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major restructuring and one off-costs related to the UK pension scheme. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

All figures in £ millions	2022	2021

Operating profit	271	183
Add back: Cost of major restructuring	150	214
Add back: Intangible charges	56	51
Add back: UK pension discretionary increases	3	-
Add back: Other net gains and losses	(24)	(63)
Adjusted operating profit	456	385

In August 2022, the Group announced a major restructuring programme to run in 2022. The programme includes efficiencies in product and content, support costs, technology and corporate property. The restructuring costs in 2022 of £150m mainly relate to staff redundancies and impairment of right of use property assets. In 2021, restructuring costs of £214m mainly related to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. The 2022 charge includes the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021.

Intangible amortisation charges in 2022 were £56m compared to a charge of £51m in 2021. This is due to increased amortisation from recent acquisitions partially offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals.

UK pension discretionary increases in 2022 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses in 2022 relate to the gains on the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by a loss on disposal of our international courseware local publishing businesses in South Africa due to recycled currency translation adjustments and costs related to disposals and acquisitions. Other net gains and losses in 2021 largely related to the disposal of PIHE and the disposal of the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses.

The reported operating profit of £271m in 2022 compares to a profit of £183m in 2021. The increase in 2022 was driven by operating leverage on revenue growth, property cost savings and a lower restructuring charge, partially offset by inflation and a reduction in other net gains and losses from business acquisitions and disposals.

Revision of prior year comparative figures
Certain prior year comparative figures have been restated to correct an error in the accounting treatment for investments in unlisted securities. In 2021, the correction has resulted in an increase in statutory profit of £18m, comprising finance income of £20m and a tax charge of £2m. There is an equal and opposite decrease in other comprehensive income. The impact on both statutory basic and diluted earnings per share is 2.4p for 2021. On the balance sheet the revision increases retained earnings with an equal and opposite decrease in the fair value reserve. There is no impact to any adjusted measures, net assets, cash flows nor total equity. See note 1 to the Condensed Consolidated Financial Statements for further details.

Net finance costs
Net interest payable reflected in adjusted earnings in 2022 was £1m, compared to £57m in 2021. The difference is primarily due to the release of £35m of interest recorded in respect of provisions for uncertain tax positions where the related interest was recognised in this line in the income statement. In addition, interest charges have reduced due to the reduction in gross bond debt and increased interest income on cash balances given interest rate rises.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as fair value through profit and loss, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed consolidated financial statements). Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

In 2022, the total of these items excluded from adjusted earnings was income of £53m compared to income of £51m in 2021. Net finance income in respect of retirement benefits increased from £4m in 2021 to £9m in 2022 reflecting the comparative funding position of the plans at the beginning of each year and higher prevailing discount rates. Interest costs in respect of deferred and contingent consideration are £5m in 2022 due to recent acquisitions. In 2022, there were no finance charges relating to the revaluation of the K12 disposal proceeds compared to income of £6m in 2021 as the outstanding amount has been fully repaid. Fair value gains on investments in unlisted securities are £28m in 2022 compared to £20m in 2021. In addition, there were similar gains year on year on long-term interest rate hedges and an interest charge on tax provisions of £5m has been recognised in 2022 in relation to the State Aid matter. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation
The reported tax charge on a statutory basis in 2022 was a charge of £79m (24.5%) compared to a credit of £1m (0.6%) in 2021. The tax charge for the period has been impacted principally by two items:
●
The release of tax risk provisions totalling £72m following the expiry of the statute of limitations for certain periods in the US. This release impacts both statutory and adjusted earnings with a £37m credit to adjusted earnings and the remainder only impacting statutory results.

●
As previously disclosed, the European Commission determined that the United Kingdom controlled foreign company group financing partial exemption partially constituted State Aid. This decision was appealed by the UK Government and other parties. On 8 June 2022, the EU General Court dismissed the appeal. Following the EU General Court's negative decision, the UK Government and other parties have submitted appeals to the European Court of Justice. At 31 December 2021, the potential risk associated with this issue was disclosed as a contingent liability, however, following the dismissal of the first appeal the prospects of successfully challenging the European Commission's decision are now considered to be such that a provision is required.

On that basis a tax provision of £63m plus £5m of associated interest has been recorded. The provision represents an estimate of the expected value which has been calculated by considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£105m excluding interest). Due to the large and unusual nature of the provision and the specific one-off nature of the issue, the provision is excluded from adjusted earnings. There is no cash impact in 2022 as a payment on account was made during 2021. The provision of £63m has been offset on the balance sheet against the payments previously made. As the provision is less than the payments made there is a remaining non-current tax receivable of £41m disclosed on the balance sheet.

The tax on adjusted earnings in 2022 was a charge of £71m (£2021: £64m), corresponding to an effective tax rate on adjusted profit before tax of 15.6% (2021: 19.5%). The decrease in the effective rate is primarily due to the release of tax risk provisions following the expiry of the statute of limitations in the US. For a reconciliation of the adjusted measure see note 5 to the condensed consolidated financial statements.

In 2022, there was a net tax payment of £109m (2021: £177m). The overall amount decreased primarily due to the 2021 payment of £97m related to the ongoing EU Commission investigation which is non-recurring. Excluding this payment, tax payments increased primarily due to increased operating profits and legislative changes in the US.

A net deferred tax asset of £20m is recognised in 2022 compared to a net £17m deferred tax asset in 2021. The current tax creditor principally consists of provisions for tax uncertainties. There are contingent liabilities in relation to tax as outlined in note 15 to the condensed consolidated financial statements.

Other comprehensive income
Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £330m in 2022 compares to a loss in 2021 of £6m. The gain in 2022 arises from an overall strengthening of the currencies to which the Group is exposed and in particular the relative strength of the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar strengthened in 2022 from an opening rate of £1:$1.35 to a closing rate at the end of 2022 of £1:$1.21. At the end of 2021, the US dollar had strengthened from an opening rate of £1:$1.37 to a closing rate of £1:$1.35. The loss in 2021 was driven by this movement in the US dollar, offset by the weakening of other currencies used by the Group.

Also included in other comprehensive income in 2022 is an actuarial gain of £54m in relation to the retirement benefit obligations of the Group. The gain arises largely from a decrease in liabilities driven by higher discount rates and changes to demographic assumptions, partially offset by losses on associated matching assets and experience losses. The actuarial gain in 2022 of £54m compares to an actuarial gain in 2021 of £149m.

Fair value gains of £18m have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at FVOCI. In 2021, fair value gains of £4m were recognised.

In 2022, a loss of £5m (2021: £4m gain) was recycled from the currency translation reserve to the income statement in relation to businesses disposed.

Cash flow and working capital
Our operating cash flow measure is an adjusted measure used to align cash flows with our adjusted profit measures (see note 14 to the condensed consolidated financial statements). Operating cash inflow increased on a headline basis by £13m from £388m in 2021 to £401m in 2022. The increase is largely explained by the drop-through of increased operating profits offset by unfavourable working capital movements driven by the timing of the disposals of the international courseware local publishing businesses and an increase in capitalised product development.

The equivalent statutory measure, net cash generated from operations, was £527m in 2022 compared to £570m in 2021. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2022, restructuring cash outflow was £35m compared to £24m in 2021.

In 2022, there was an overall £394m decrease in cash and cash equivalents compared to a decrease of £176m in 2021. The decrease in 2022 is primarily due to payments for acquisitions of subsidiaries of £228m, repayments of borrowings of £171m, dividends paid of £157m, share buyback programme of £353m, other own share purchases of £37m, tax paid of £109m, capital expenditure of £147m, and repayments of lease liabilities of £93m. These were offset by the cash inflow from operations of £527m and proceeds from disposals of businesses and investments of £350m.

Liquidity and capital resources
The Group's net debt increased from £350m at the end of 2021 to £557m at the end of 2022. The increase is largely due to the £350m share buyback programme and dividend payments, partially offset by strong operating cash flow and net proceeds from M&A activity.

In May 2022, the Group repaid the remaining $117m (£95m) of its 2022 US dollar bond upon maturity. In December 2022, the Group repaid the remaining $94m (£76m) of its 2023 US dollar bond. In May 2021, the Group repaid the remaining €195m (£167m) of its €500m Euro 1.85% notes.

At 31 December 2022, the Group had approximately £1.4bn in total liquidity immediately available from cash and its Revolving Credit Facility maturing February 2026. In assessing the Group's liquidity and viability, the Board analysed a variety of downside scenarios including impacts from macro economic factors and other risks. Even under a severe downside case where declines in profitability compared to 2022 are modelled in 2023 and 2024, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. In all scenarios it is assumed that the Revolving Credit Facility is available.

At 31 December 2022, the Group was rated BBB- (stable outlook) with Fitch and Baa3 (stable outlook) with Moody's.

Post-retirement benefits
Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £66m in 2022 (2021: £58m), of which a charge of £75m (2021: £62m) was reported in operating profit and income of £9m (2021: £4m) was reported in other net finance costs. In 2022, a charge of £3m (2021: nil) related to one-off discretionary pension increases has been excluded from adjusted operating profit.

The overall surplus on UK Group pension plans of £537m at the end of 2021 has increased to a surplus of £573m at the end of 2022. The increase has arisen principally due to the actuarial gain noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £471m at the end of 2021 to a net asset of £520m at the end of 2022.

Businesses acquired
In January 2022, the Group acquired 100% of the share capital in Credly Inc (Credly), having previously held a 19.9% interest in the company. Total consideration for the acquisition was £149m comprising upfront cash consideration of £107m, Pearson's existing interest valued at £31m and £11m of deferred consideration. The deferred consideration is payable in 2 years. Additional contingent amounts are also payable in 2024 if certain revenue and non-financial targets are met, and dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration. Net assets acquired of £44m were recognised on the Group's balance sheet including £49m of acquired intangible assets. Goodwill of £105m was also recognised in relation to the acquisition.

In April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly). Total consideration for the acquisition was £135m comprising upfront cash consideration of £105m, and deferred consideration of £30m. The deferred consideration is payable over the next two years. In addition, a further $29.6m (c£24m) of cash and $10m (c£8m) in shares will be paid over the next four years, dependent on continuing employment, and therefore will be expensed over the period and are not treated as consideration. Net assets acquired of £38m were recognised on the Group's balance sheet including £50m of acquired intangible assets. Goodwill of £97m was also recognised in relation to the acquisition.

In 2022, the Group also made two smaller acquisitions for total consideration of £11m. In December 2022, the Group announced that it had signed a deal to acquire 100% of Personnel Decisions Research Institutes, LLC, the transaction has not yet completed.

The cash outflow in 2022 relating to acquisitions of subsidiaries was £228m. In addition, there was a cash outflow relating to the acquisition of associates of £5m and investments of £12m.

In September 2021, the Group completed the acquisition of 100% of the share capital of Faethm Holdings Pty Limited ('Faethm'), having already held 9% of the share capital previously. Total consideration for the acquisition was £65m comprising cash consideration of £49m, £6m related to the Group's existing interest in Faethm and £10m of contingent consideration. Net assets acquired of £27m were recognised on the Group's balance sheet including £21m of acquired intangible assets. Goodwill of £38m was also recognised in relation to the acquisition. Contingent consideration amounts have been settled during 2022 resulting in the recognition of an £8m gain in the income statement within other net gains and losses.

In 2021, the Group also made two smaller acquisitions for total consideration of £11m and acquired interests in two associates, Smashcut and Academy of Pop, for total consideration of £17m.

The cash outflow in 2021 relating to acquisitions of subsidiaries was £55m. In addition, there was a cash outflow relating to the acquisition of associates of £10m and investments of £4m.

Businesses disposed
In March 2021, the Group announced that it was launching a strategic review of its international courseware local publishing businesses. In 2022, the Group disposed of its interests in the Canadian educational publisher (ERPI), Pearson Italia S.p.A, Stark Verlag GmbH, Austin Education (Hong Kong) Limited, Pearson South Africa (Pty) Ltd and various other South African companies. Total cash proceeds received was £287m resulting in a pre-tax gain on disposal of £42m. All entities disposed of were previously in the Strategic Review segment. £5m of losses arose from other immaterial disposals and costs related to the wind-down of certain businesses. None of the disposed businesses meet the criteria to be presented as discontinued operations.

In February 2021, the Group completed the sale of its interests in PIHE in South Africa resulting in a pre-tax loss of £5m. In October 2021, the Group completed the sale of its K12 Sistemas business in Brazil resulting in a pre-tax gain of £84m.

The cash inflow in 2022 relating to the disposal of businesses was £333m mainly relating to the disposals described above and the receipt of deferred proceeds from the US K12 Courseware sale in 2019. In 2021, the cash inflow from disposals of £83m mainly related to the disposal of the K12 Sistemas business and the receipt of deferred proceeds from the US K12 Courseware sale in 2019.

In addition, proceeds of £17m (2021: £48m) were received in relation to the disposal of investments.

Dividends
The dividend accounted for in our 2022 financial statements totalling £156m represents the final dividend in respect of 2021 (14.2p) and the interim dividend for 2022 (6.6p).  We are proposing a final dividend for 2022 of 14.9p bringing the total paid and payable in respect of 2022 to 21.5p. This final 2022 dividend which was approved by the Board in March 2023, is subject to approval at the forthcoming AGM. For 2022, the dividend is covered 2.4 times by adjusted earnings.

Share buyback
On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme commenced on 4 April 2022 and completed in December 2022. Approximately 42.3m shares have been bought back and cancelled at a cash cost of £353m. The nominal value of the cancelled shares of £10m has been transferred to the capital redemption reserve.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2022

all figures in £ millions	note	2022	2021¹

Continuing operations

Sales	2	3,841	3,428
Cost of goods sold		(2,046)	(1,747)
Gross profit		1,795	1,681

Operating expenses		(1,549)	(1,562)
Other net gains and losses	2	24	63
Share of results of joint ventures and associates		1	1
Operating profit	2	271	183

Finance costs	3	(71)	(68)
Finance income	3	123	62
Profit before tax	4	323	177
Income tax	5	(79)	1
Profit for the year		244	178

Attributable to:
Equity holders of the company		242	177
Non-controlling interest		2	1

Earnings per share (in pence per share)
Basic	6	32.8p	23.5p
Diluted	6	32.6p	23.3p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

1.     Comparative amounts have been restated, see note 1 for further details.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2022

all figures in £ millions	2022	2021¹

Profit for the year	244	178

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	330	(6)
Currency translation adjustment disposed	(5)	4
Attributable tax	4	10

Items that are not reclassified to the income statement
Fair value gain on other financial assets	18	4
Attributable tax	1	(1)
Remeasurement of retirement benefit obligations	54	149
Attributable tax	(12)	(61)
Other comprehensive income for the year	390	99

Total comprehensive income for the year	634	277

Attributable to:
Equity holders of the company	630	276
Non-controlling interest	4	1

1.     Comparative amounts have been restated, see note 1 for further details.

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2022

all figures in £ millions	note	2022	2021

Property, plant and equipment		250	366
Investment property		60	-
Intangible assets	10	3,177	2,769
Investments in joint ventures and associates		25	24
Deferred income tax assets		57	57
Financial assets - derivative financial instruments		43	30
Retirement benefit assets		581	537
Other financial assets		133	113
Income tax assets		41	97
Trade and other receivables		139	129
Non-current assets		4,506	4,122

Intangible assets - product development		975	894
Inventories		105	98
Trade and other receivables		1,139	1,257
Financial assets - derivative financial instruments		16	2
Income tax assets		9	26
Cash and cash equivalents (excluding overdrafts)		543	937
Current assets		2,787	3,214

Assets classified as held for sale		16	7
Total assets		7,309	7,343

Financial liabilities - borrowings		(1,144)	(1,245)
Financial liabilities - derivative financial instruments		(54)	(30)
Deferred income tax liabilities		(37)	(40)
Retirement benefit obligations		(61)	(66)
Provisions for other liabilities and charges		(14)	(7)
Other liabilities		(120)	(95)
Non-current liabilities		(1,430)	(1,483)

Trade and other liabilities		(1,254)	(1,256)
Financial liabilities - borrowings		(71)	(155)
Financial liabilities - derivative financial instruments		(11)	(4)
Income tax liabilities		(43)	(125)
Provisions for other liabilities and charges		(85)	(40)
Current liabilities		(1,464)	(1,580)

Liabilities classified as held for sale		-	-
Total liabilities		(2,894)	(3,063)

Net assets		4,415	4,280

Share capital		179	189
Share premium		2,633	2,626
Treasury shares		(15)	(12)
Reserves		1,605	1,467
Total equity attributable to equity holders of the company		4,402	4,270
Non-controlling interest		13	10
Total equity		4,415	4,280

The condensed consolidated financial statements were approved by the Board on 2 March 2023.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2022

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2022
At 1 January 2022	189	2,626	(12)	18	(4)	386	1,067	4,270	10	4,280
Profit for the year	-	-	-	-	-	-	242	242	2	244
Other comprehensive income	-	-	-	-	18	323	47	388	2	390
Total comprehensive income	-	-	-	-	18	323	289	630	4	634
Equity-settled transactions	-	-	-	-	-	-	38	38	-	38
Taxation on equity-settled transactions	-	-	-	-	-	-	3	3	-	3
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(27)	-	27	-	-	-
Issue of ordinary shares	-	7	-	-	-	-	-	7	-	7
Buyback of equity	(10)	-	-	10	-	-	(353)	(353)	-	(353)
Purchase of treasury shares	-	-	(37)	-	-	-	-	(37)	-	(37)
Release of treasury shares	-	-	34	-	-	-	(34)	-	-	-
Dividends	-	-	-	-	-	-	(156)	(156)	(1)	(157)
At 31 December 2022	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415

2021¹
At 1 January 2021	188	2,620	(7)	18	53	388	865	4,125	9	4,134
Adjustment	-	-	-	-	(57)	-	57	-	-	-
1 January 2021 restated	188	2,620	(7)	18	(4)	388	922	4,125	9	4,134
Profit for the year	-	-	-	-	-	-	177	177	1	178
Other comprehensive income	-	-	-	-	4	(2)	97	99	-	99
Total comprehensive income / (expense)	-	-	-	-	4	(2)	274	276	1	277
Equity-settled transactions	-	-	-	-	-	-	28	28	-	28
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(4)	-	4	-	-	-
Issue of ordinary shares	1	6	(1)	-	-	-	-	6	-	6
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(16)	-	-	-	-	(16)	-	(16)
Release of treasury shares	-	-	12	-	-	-	(12)	-	-	-
Dividends	-	-	-	-	-	-	(149)	(149)	-	(149)
At 31 December 2021	189	2,626	(12)	18	(4)	386	1,067	4,270	10	4,280

1.     Comparative amounts have been restated, see note 1 for further details.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2022

all figures in £ millions	note	2022	2021¹

Cash flows from operating activities
Profit before tax	4	323	177
Net finance (income) / costs	3	(52)	6
Depreciation and impairment - PPE & investment property		136	241
Amortisation and impairment - software		125	117
Amortisation and impairment - acquired intangible assets		54	50
Other net gains and losses		(24)	(63)
Product development capital expenditure		(357)	(287)
Product development amortisation		303	279
Share-based payment costs		35	28
Inventories		(34)	22
Trade and other receivables		33	(71)
Trade and other liabilities		(84)	37
Provisions for other liabilities and charges		50	14
Other movements		19	20
Net cash generated from operations		527	570
Interest paid		(57)	(67)
Tax paid		(109)	(177)
Net cash generated from operating activities		361	326

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	11	(228)	(55)
Acquisition of joint ventures and associates	11	(5)	(10)
Purchase of investments		(12)	(4)
Purchase of property, plant and equipment		(57)	(64)
Purchase of intangible assets		(90)	(112)
Disposal of subsidiaries, net of cash disposed	12	333	83
Proceeds from sale of investments	12	17	48
Proceeds from sale of property, plant and equipment		14	-
Lease receivables repaid including disposals		18	21
Interest received		22	13
Dividends from joint ventures and associates		1	-
Net cash generated from / (used in) investing activities		13	(80)

Cash flows from financing activities
Proceeds from issue of ordinary shares		7	6
Buyback of equity		(353)	-
Purchase of treasury shares		(37)	(16)
Repayment of borrowings		(171)	(167)
Repayment of lease liabilities		(93)	(88)
Dividends paid to company's shareholders		(156)	(149)
Dividends paid to non-controlling interest		(1)	-
Net cash used in financing activities		(804)	(414)
Effects of exchange rate changes on cash and cash equivalents		36	(8)
Net decrease in cash and cash equivalents		(394)	(176)

Cash and cash equivalents at beginning of year		937	1,113
Cash and cash equivalents at end of year		543	937

1.Comparative amounts have been restated, see note 1 for further details.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2022

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

The Group has changed the presentation of the condensed consolidated cash flow statement with the aim of simplifying for the reader. The reconciliation to net cash generated from operations is now presented with the primary condensed cash flow statement and certain line items have been aggregated and disaggregated. There has been no change to the classification of cash flows as operating, investing and financing. There has been no change to the definition of the Group's alternative performance measure related to cash flow as set out in note 14.

1.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with UK-adopted International Accounting Standards. The condensed consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) as they apply to annual reporting periods beginning on 1 January 2022. In respect of accounting standards applicable to the Group, there is no difference between UK-adopted International Accounting Standards and IFRSs as issued by the IASB.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2021 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

No new accounting standards were adopted in 2022. New pronouncements effective from 1 January 2022 have not had a material impact on the condensed consolidated financial statements. The 2021 Annual Report refers to new standards that the Group will adopt in future years but that are not yet effective in 2022. The Group does not expect these to have a material impact.

In assessing the Group's ability to continue as a going concern for the period to 30 June 2024, the board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2023 adjusted for probability weighting, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow throughout 2023 to 2024.

At 31 December 2022, the Group had available liquidity of c£1.4bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF). In February 2023, the Group renegotiated its revolving credit facility, reducing the maximum facility to $1bn. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

The directors have concluded that there are no material uncertainties that cast doubt on the Group's ability to continue as a going concern and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the assessment period to 30 June 2024. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2021 Annual Report.

In addition, during 2022, the Group disposed of its interests in the international courseware local publishing businesses in Europe, French-speaking Canada, South Africa and Hong Kong. Whether the associated results and cash flows of the related businesses should be classified and presented as discontinued operations is a significant judgement. The Group's judgement is that the results and cash flows of the

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

1.     Basis of preparation continued

related businesses should not be classified and presented as discontinued operations. The basis of this judgement is that the businesses disposed do not constitute a separate major line of business or geographical area of operations. The Group will continue to operate in the international K12 courseware market and in all geographical areas where disposals have taken place. All of the businesses subject to this judgement are within the Strategic Review segment and represent £126m of sales for the year ended 31 December 2022 out of the total sales in the Strategic Review segment of £154m. If the Group had concluded that these businesses represented discontinued operations, their results and the related gains on disposal would not have been included within each of the continuing operations income statement lines. Profit for the period from continuing operations would have been £52m lower and this amount would have been separately presented as profit for the period from discontinued operations as a single line item. Adjusted operating profit would be unchanged.

As set out in the 2021 Annual Report, other areas where assumptions and estimates are significant include the recoverability of goodwill balances, the valuation of tax balances, provisions for returns, the recoverability of right-of-use asset and the valuation of retirement benefit obligations and assets. In addition, the Group has assessed the impact of the uncertainty presented by the volatile macro-economic and geo-political environment on the condensed consolidated financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk including financial instruments, hedge accounting and translation methodologies. No material accounting impacts relating to the areas assessed were recognised in 2022. The Group has assessed the impacts of climate change on the Group's financial statements. The assessment did not identify any material impact on the Group's significant judgements or estimates, the recoverability of the Group's assets at 31 December 2022 or the assessment of going concern for the period to June 2024. The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

The financial information for the year ended 31 December 2021 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2021 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2022. The Group's full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2023. Accordingly, the financial information for 2022 is presented unaudited in the preliminary announcement.

Comparative period revisions

Investments in unlisted securities

In 2022, the Group identified an error related to the classification of certain investments in unlisted securities as fair value through other comprehensive income rather than fair value through profit and loss. The investments are held within other financial assets on the balance sheet. The related accounting has been corrected in 2022 and comparative 2021 line items have been corrected to reflect the change in accounting treatment, although the Group has determined that the error did not have a material impact on its previously issued consolidated financial statements. The fair value movements are now recorded within finance income, rather than within other comprehensive income. All impacted primary statements and related notes have been restated.

In 2021, the restatement has resulted in an increase in statutory profit of £18m, comprising finance income of £20m and a tax charge of £2m. Other comprehensive income has decreased by £18m but total comprehensive income is unchanged. The impact on both statutory and diluted earnings per share is an increase of 2.4p for 2021. The fair value movements in the income statement are excluded from adjusted earnings, as described in note 3. There is no impact to any adjusted measures.

Opening retained earnings at 1 January 2021 has increased by £57m and an equivalent decrease has been recorded to the opening fair value reserve. Closing retained earnings at 31 December 2021 has increased by £37m and an equivalent decrease has been recorded to the closing fair value reserve.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

1.     Basis of preparation continued

The restatement has no impact on the carrying amount of other financial assets on the balance sheet and has no impact on reported net assets, cash flows or total equity. Accordingly, an additional balance sheet as at 1 January 2021 has not been presented.

Operating segments

On 8 March 2021, the Group announced a new strategy, which included a new management structure and operating model. As a result, the primary operating segments reported to the Group's chief operating decision-maker, the Pearson Executive Management team, changed from 1 July 2021 to reflect the new Group structure consisting of five main global business divisions - Virtual Learning, Higher Education, English Language Learning, Workforce Skills and Assessments & Qualifications. In addition, the International Courseware local publishing businesses were under strategic review and were managed as a separate division, known as Strategic Review. In 2022, some of the businesses from the Strategic Review division have been disposed of (see note 12) and the decision was made to retain the English-speaking Canadian and Australian K12 courseware businesses. Both of these businesses have been transferred from the Strategic Review division to Assessment & Qualifications. Comparative figures for 2021 have been restated to reflect this move between segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
2.     Segment information

The following describes the principal activities of the five main operating segments:

  -
Assessments & Qualifications - Pearson VUE, US School Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications and associated courseware.

  -
Virtual Learning - Virtual Schools and Online Program Management.

  -
English Language Learning - Pearson Test of English, Institutional Courseware and English Online Solutions.

-
Workforce Skills - BTEC, GED, Credly, TalentLens, Faethm, Pearson College and Apprenticeships.

-
Higher Education - US, Canadian and International Higher Education Courseware businesses.

all figures in £ millions	2022	2021¹

Sales
Assessments & Qualifications	1,444	1,238
Virtual Learning	820	713
English Language Learning	321	238
Workforce Skills	204	172
Higher Education	898	849
Strategic Review	154	218
Total sales	3,841	3,428

Adjusted operating profit
Assessments & Qualifications	258	219
Virtual Learning	70	32
English Language Learning	25	15
Workforce Skills	(3)	27
Higher Education	91	73
Strategic Review	15	19
Total adjusted operating profit	456	385

1.     Comparative amounts have been restated to reflect the move between operating segments.
There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
2.     Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total

	2022
Courseware
Products transferred at a point in time	64	-	110	2	302	148	626
Products and services transferred over time	21	-	25	-	588	6	640
	85	-	135	2	890	154	1,266
Assessments
Products transferred at a point in time	169	-	5	14	-	-	188
Products and services transferred over time	1,190	-	138	142	-	-	1,470
	1,359	-	143	156	-	-	1,658
Services
Products transferred at a point in time	-	-	29	-	-	-	29
Products and services transferred over time	-	820	14	46	8	-	888
	-	820	43	46	8	-	917

Total sales	1,444	820	321	204	898	154	3,841
2021¹
Courseware
Products transferred at a point in time	62	-	109	-	283	180	634
Products and services transferred over time	30	-	26	-	558	17	631
	92	-	135	-	841	197	1,265
Assessments
Products transferred at a point in time	173	-	6	16	-	-	195
Products and services transferred over time	973	-	72	119	-	-	1,164
	1,146	-	78	135	-	-	1,359
Services
Products transferred at a point in time	-	-	22	-	-	14	36
Products and services transferred over time	-	713	3	37	8	7	768
	-	713	25	37	8	21	804

Total sales	1,238	713	238	172	849	218	3,428

1.     Comparative amounts have been restated to reflect the move between operating segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
2.     Segment information continued

Adjusted operating profit is one of the Group's key business performance measures. The measure includes the operating profit from the total business but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major restructuring and one-off costs related to the UK pension scheme.

Cost of major restructuring - In August 2022, the Group announced a major restructuring programme to run in 2022. The programme includes efficiencies in product and content, support costs, technology and corporate property. The restructuring costs in 2022 of £150m mainly relate to staff redundancies and impairment of right of use property assets. In 2021, restructuring costs of £214m mainly related to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. The 2022 charge includes the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021.

Intangible charges - These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2022 were £56m compared to a charge of £51m in 2021. This is due to increased amortisation from recent acquisitions partially offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals.

UK pension discretionary increases - Charges in 2022 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses - These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2022 relate to the gains on the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by a loss on disposal of our international courseware local publishing businesses in South Africa due to recycled currency translation adjustments and costs related to disposals and acquisitions. Other net gains and losses in 2021 largely related to the disposal of PIHE and the disposal of the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses.

Adjusted operating profit should not be regarded as a complete picture of the Group's financial performance. For example, adjusted operating profit includes the benefits of major restructuring programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group's definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
2.     Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

	Assessments & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
all figures in £ millions

2022
Adjusted operating profit	258	70	25	(3)	91	15	456
Cost of major restructuring	(39)	(29)	(11)	(7)	(63)	(1)	(150)
Intangible charges	(14)	(21)	(6)	(12)	(3)	-	(56)
UK Pension discretionary increases	(1)	(1)	-	-	(1)	-	(3)
Other net gains and losses	(2)	(2)	(11)	-	-	39	24
Operating profit / (loss)	202	17	(3)	(22)	24	53	271

20211
Adjusted operating profit	219	32	15	27	73	19	385
Cost of major restructuring	(48)	(48)	(27)	(28)	(63)	-	(214)
Intangible charges	(13)	(25)	(3)	(7)	(2)	(1)	(51)
UK Pension discretionary increases	-	-	-	-	-	-	-
Other net gains and losses	-	-	-	(2)	-	65	63
Operating profit / (loss)	158	(41)	(15)	(10)	8	83	183

1.     Comparative amounts have been restated to reflect the move between operating segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022
3.     Net finance costs

all figures in £ millions	2022	2021¹

Interest payable on financial liabilities at amortised cost and associated derivatives	(32)	(30)
Interest on lease liabilities	(25)	(27)
Interest on deferred and contingent consideration	(5)	-
Derivatives not in a hedge relationship	(2)	-
Interest on tax provisions	(7)	(11)
Net finance costs	(71)	(68)

Interest receivable on financial assets at amortised cost	18	5
Interest on lease receivables	5	6
Net finance income in respect of retirement benefits	9	4
Fair value re-measurement of disposal proceeds	-	6
Fair value movements on investments held at FVTPL	28	20
Net foreign exchange gains	1	1
Derivatives not in a hedge relationship	27	20
Interest on tax provisions	35	-
Net finance income	123	62

Analysed as:
Net interest payable reflected in adjusted earnings	(1)	(57)
Other net finance income	53	51
Net finance income / (costs)	52	(6)

1.     Comparative amounts have been restated, see note 1 for further details.
Net interest payable is the finance cost measure used in calculating adjusted earnings. Net finance costs classified as other net finance costs are excluded from the calculation of the Group's adjusted earnings.

all figures in £ millions	2022	2021¹

Net finance income / (costs)	52	(6)
Net finance income in respect of retirement benefits	(9)	(4)
Fair value re-measurement of disposal proceeds	-	(6)
Interest on deferred and contingent consideration	5	-
Fair value movements on investments held at FVTPL	(28)	(20)
Net foreign exchange gains	(1)	(1)
Derivatives not in a hedge relationship	(25)	(20)
Interest on tax provisions	5	-
Net interest payable reflected in adjusted earnings	(1)	(57)

1.     Comparative amounts have been restated, see note 1 for further details.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

3.     Net finance costs continued

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also excluded are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as FVTPL, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group.

Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

4.     Profit before tax

all figures in £ millions	note	2022	2021¹

Profit before tax		323	177
Cost of major restructuring	2	150	214
Other net gains and losses	2	(24)	(63)
Intangible charges	2	56	51
UK Pension discretionary increases	2	3	-
Other net finance income	3	(53)	(51)
Adjusted profit before tax		455	328

1.     Comparative amounts have been restated, see note 1 for further details.

5.     Income tax

all figures in £ millions	2022	2021¹

Profit before tax	323	177
Tax calculated at UK rate (19%)	(62)	(34)
Effect of overseas tax rate	(12)	(24)
Non-deductible expenses	(9)	(9)
Impact of rate changes	3	25
Benefit from change in tax accounting treatment	-	22
Other tax items	1	21
Income tax (charge) / credit	(79)	1

Tax rate reflected in statutory earnings	24.5%	(0.6)%

1.     Comparative amounts have been restated, see note 1 for further details.
The statutory rate is higher than the standard rate of tax due to profits arising in countries where the tax rate is higher than the UK rate together with various expenses that are not deductible for tax purposes. Also included in the income tax charge is a provision in relation to the potential State Aid risk (see note 15 for further details) which is principally offset against the release of historic provisions for tax risks where the statue of limitations has now expired.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

5.     Income tax continued

all figures in £ millions	2022	2021¹

Income tax (charge) / benefit	(79)	1
Tax benefit on cost of major restructuring	(37)	(47)
Tax charge on other net gains and losses	10	14
Tax benefit on intangible charges	(11)	(12)
Tax benefit on UK pensions discretionary increase	(1)	-
Tax charge on other net finance costs	13	8
Tax amortisation benefit on goodwill and intangibles	16	8
Benefit from change in tax accounting treatment	-	(11)
Tax benefit on UK tax rate change	(1)	(25)
Other tax items	19	-
Adjusted income tax charge	(71)	(64)

Tax rate reflected in adjusted earnings	15.6%	19.5%

1.     Comparative amounts have been restated, see note 1 for further details.
The adjusted income tax charge excludes the tax benefit or charge on items excluded from profit before tax (see note 4).

Other tax items of £19m primarily consists of the release of non-operating tax risk provisions of £35m following the expiry of the statute of limitations for certain offset by a provision of £63m related to the potential State Aid exposure.

The current tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

6.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2022	2021¹

Earnings for the year	244	178
Non-controlling interest	(2)	(1)
Earnings attributable to equity holders	242	177

Weighted average number of shares (millions)	738.1	754.1
Effect of dilutive share options (millions)	3.9	5.0
Weighted average number of shares (millions) for diluted earnings	742.0	759.1

Earnings per share (in pence per share)
Basic	32.8p	23.5p
Diluted	32.6p	23.3p

1.     Comparative amounts have been restated, see note 1 for further details.

7.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The Group's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Other finance costs	Other tax items	Adjusted income statement

2022
Operating profit	2	271	150	(24)	56	3	-	-	456
Net finance costs	3	52	-	-	-	-	(53)	-	(1)
Profit before tax	4	323	150	(24)	56	3	(53)	-	455
Income tax	5	(79)	(37)	10	(11)	(1)	13	34	(71)
Profit for the year		244	113	(14)	45	2	(40)	34	384
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings		242	113	(14)	45	2	(40)	34	382

Weighted average number of shares (millions)									738.1
Weighted average number of shares (millions) for diluted earnings									742.0

Adjusted earnings per share (basic)									51.8p
Adjusted earnings per share (diluted)									51.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Other finance costs	Other tax items	Adjusted income statement

2021¹
Operating profit	2	183	214	(63)	51	-	-	-	385
Net finance costs	3	(6)	-	-	-	-	(51)	-	(57)
Profit before tax	4	177	214	(63)	51	-	(51)	-	328
Income tax	5	1	(47)	14	(12)	-	8	(28)	(64)
Profit for the year		178	167	(49)	39	-	(43)	(28)	264
Non-controlling interest		(1)	-	-	-	-	-	-	(1)
Earnings		177	167	(49)	39	-	(43)	(28)	263

Weighted average number of shares (millions)									754.1
Weighted average number of shares (millions) for diluted earnings									759.1

Adjusted earnings per share (basic)									34.9p
Adjusted earnings per share (diluted)									34.6p

1.     Comparative amounts have been restated, see note 1 for further details.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

8.     Dividends

all figures in £ millions	2022	2021

Amounts recognised as distributions to equity shareholders in the year	156	149

The directors are proposing a final dividend of 14.9p per equity share, payable on 5 May 2023 to shareholders on the register at the close of business on 24 March 2023. This final dividend, which will absorb an estimated £107m of shareholders' funds, has not been included as a liability as at 31 December 2022.

9.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2022	2021

Average rate for profits	1.24	1.38
Year end rate	1.21	1.35

10.     Non-current intangible assets

all figures in £ millions	2022	2021

Goodwill	2,480	2,145
Other intangibles	697	624
Non-current intangible assets	3,177	2,769

In 2022, business combinations resulted in the recognition of additional goodwill of £204m and intangible assets of £110m (see note 11 for further details).

There were no significant impairments to acquisition related or other intangibles in 2022 or 2021.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

11.     Acquisitions

On 28 January 2022, the Group acquired 100% of the share capital in Credly Inc (Credly), having previously held a 19.9% interest in the company. Credly was founded in 2012 in New York and is a digital credential service provider whose platform enables customers to design, create, issue and manage digital credentials. It now forms part of the Workforce Skills division. Total consideration was £149m comprising upfront cash consideration of £107m, Pearson's existing interest valued at £31m and £11m of deferred consideration. The deferred consideration is payable in two years, with additional amounts being payable if certain revenue and non-financial targets are met, and dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration. £49m of intangible assets were recognised, mainly relating to the existing customer relationships that will be amortised over 20 years, and technology, which will be amortised over five years.

On 28 April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly), a global online learning platform offering customers learning in English and 40 other languages via its app, website, virtual reality and augmented reality products. It now forms part of the English Language Learning division. Total consideration was £135m comprising upfront cash consideration of £105m, and deferred consideration of £30m. The deferred consideration is payable over the next two years with no performance conditions attached. In addition, a further $29.6m (c£24m) of cash and $10m (c£8m) in shares will be paid over the next four years, dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration. £50m of intangible assets were recognised, the majority of which relates to acquired technology, and will be amortised over periods upto seven years.

These transactions have resulted in the recognition of £202m of goodwill, which represents the expected growth through new products and customers, the workforce and know-how acquired and the anticipated synergies, none of which can be recognised as separate intangible assets. The goodwill is not deductible for tax purposes.

In 2022, the Group also made three smaller acquisitions in the period for total consideration of £11m. In December 2022, the Group announced that it had signed a deal to acquire 100% of Personnel Decisions Research Institutes, LLC, the transaction has not yet completed.

In September 2021, Pearson completed the acquisition of 100% of the share capital of Faethm, having already held 9% of the share capital. Faethm uses artificial intelligence and analytics services to help governments, companies and workers understand the dynamic forces shaping the labour market. Faethm now forms part of the Workforce Skills division. The total consideration for the transaction was £65m, which included £10m of contingent consideration, dependent upon meeting certain earnings targets. The contingent consideration was valued at the net present value of the Group's best estimate of the amount that will be payable. In 2022, contingent consideration amounts have been settled resulting in the recognition of an £8m gain in the income statement within other net gains and losses.

In addition, the Group made two additional acquisitions of subsidiaries for total consideration of £11m in 2021.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

11.     Acquisitions continued

Details of the fair values of the assets and liabilities recognised at the acquisition date and the related consideration is shown in the table below. Amounts for intangible assets and goodwill are provisional as management finalise reviews of the asset valuations.

all figures in £ millions	2022 Credly	2022 Mondly	2022 Other	2022 Total	2021 Total

Intangible assets	49	50	11	110	27
Deferred tax assets	7	1	-	8	11
Trade and other receivables	6	2	-	8	2
Cash and cash equivalents	12	1	-	13	4
Trade and other liabilities	(18)	(8)	-	(26)	(5)
Deferred tax liabilities	(12)	(8)	(2)	(22)	(6)
Net assets acquired	44	38	9	91	33
Goodwill	105	97	2	204	43
Total	149	135	11	295	76

Satisfied by:
Cash consideration	107	105	11	223	54
Deferred and contingent consideration	11	30	-	41	16
Fair value of existing investment	31	-	-	31	6
Total consideration	149	135	11	295	76

Cash flow from acquisitions
Cash - current year acquisitions				(223)	(54)
Cash and cash equivalents acquired				13	4
Deferred payments for prior year acquisitions and other items				(10)	(4)
Acquisition costs paid				(8)	(1)
Net cash outflow				(228)	(55)

Credly generated revenues of £13m and a loss after tax of £4m for the period from acquisition date to 31 December 2022. Mondly generated revenues of £11m and a profit after tax of £3m for the period from acquisition date to 31 December 2022. If the acquisitions had occurred on 1 January 2022, the Group's revenue would have been £7m higher and the profit after tax would have been £1m lower.

Total acquisition-related costs of £20m were recognised in 2022 within other net gains and losses.

In addition to the cash flows relating to subsidiaries above, the Group also acquired an associate for cash consideration of £2m (2021: £10m) and paid a further £3m in respect of an existing investment in an associate.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

12.     Disposals

In March 2021, the Group announced a strategic review of its international courseware local publishing businesses. In 2022, the Group disposed of its interests in the Canadian educational publisher (ERPI), Pearson Italia S.p.A, Stark Verlag GmbH, Austin Education (Hong Kong) Limited, Pearson South Africa (Pty) Ltd and various other South African companies. Total cash consideration received was £287m resulting in a pre-tax gain on disposal of £42m. All entities disposed of were previously in the Strategic Review segment. £5m of losses arose from other immaterial disposals and costs related to the wind-down of certain businesses. None of the disposed businesses meet the criteria to be presented as discontinued operations.

In February 2021, the Group completed the sale of its interests in PIHE in South Africa resulting in a pre-tax loss of £5m. In October 2021, the Group completed the sale of its K12 Sistemas business in Brazil resulting in a pre-tax gain of £84m. There were no other business disposals in 2021 and additional losses of £14m relate to other disposal costs including costs related to the wind down of certain businesses under strategic review. Deferred proceeds relating to the K12 sale were received in 2021 and 2022.

all figures in £ millions	2022	2021

Intangible assets, including goodwill	(77)	(3)
Property, plant and equipment	(11)	(48)
Intangible assets - product development	(39)	(6)
Inventories	(33)	(2)
Trade and other receivables	(106)	(6)
Deferred tax	(12)	-
Cash and cash equivalents (excluding overdrafts)	(21)	(24)
Provisions for other liabilities and charges	1	3
Retirement benefit obligations	2	-
Trade and other liabilities	52	4
Financial liabilities - borrowings	8	67
Net assets disposed	(236)	(15)

Cumulative currency translation adjustment	5	(4)
Cash proceeds	291	108
Deferred proceeds	2	-
Costs of disposal	(25)	(24)
Gain on disposal	37	65

Cash flow from disposals
Proceeds - current year disposals	291	108
Proceeds - prior year disposals	86	16
Cash and cash equivalents disposed	(21)	(24)
Costs and other disposal liabilities paid	(23)	(17)
Net cash inflow from disposals	333	83

In addition to the above, in 2022, proceeds of £17m (2021: £48m) were received in relation to the disposal of investments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

13.     Net debt

all figures in £ millions	2022	2021

Non-current assets
Derivative financial instruments	43	30
Trade and other receivables - investment in finance lease	104	100
Current assets
Derivative financial instruments	16	2
Trade and other receivables - investment in finance lease	17	15
Cash and cash equivalents (excluding overdrafts)	543	937
Non-current liabilities
Borrowings	(1,144)	(1,245)
Derivative financial instruments	(54)	(30)
Current liabilities
Borrowings	(71)	(155)
Derivative financial instruments	(11)	(4)
Net debt	(557)	(350)

Included in borrowings at 31 December 2022 are lease liabilities of £605m (non-current £534m, current £71m). This compares to lease liabilities of £633m (non-current £565m, current £68m) at 31 December 2021. The net lease liability at 31 December 2022 after including the investment in finance leases noted above was £484m (2021: £518m). Net debt excluding net lease liabilities is £73m (2021: net cash of £168m).

In May 2022, the Group repaid its $117m (£95m) USD 3.75% notes upon maturity. In December 2022, the Group repaid its $94m (£76m) USD 3.25% notes. In May 2021, the Group repaid the remaining €195m (£167m) of its €500m Euro 1.85% notes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

14.     Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures.
all figures in £ millions	Statutory measure	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Purchase/ disposal of PPE and software	Net addition of right of use assets	Dividends from joint ventures and associates	Adjusted measure

2022
Operating profit	271	150	(24)	56	3	-	-	-	456	Adjusted operating profit
Net cash generated from operations	527	35	-	-	-	(133)	(29)	1	401	Operating cash flow

2021
Operating profit	183	214	(63)	51	-	-	-	-	385	Adjusted operating profit
Net cash generated from operations	570	24	-	-	-	(176)	(30)	-	388	Operating cash flow

The table below reconciles operating cash flow to net debt.

all figures in £ millions	note	2022	2021

Reconciliation of operating cash flow to closing net debt

Operating cash flow		401	388
Tax paid		(109)	(177)
Net finance costs paid		(35)	(54)
Net cost paid for major restructuring		(35)	(24)
Free cash flow		222	133
Dividends paid (including to non-controlling interest)		(157)	(149)
Net movement of funds from operations		65	(16)
Acquisitions and disposals		105	62
Disposal of lease liabilities		8	67
Net equity transactions		(383)	(10)
Other movements on financial instruments		(2)	10
Movement in net debt		(207)	113
Opening net debt		(350)	(463)
Closing net debt	14	(557)	(350)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2022

15.     Contingencies and other liabilities

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') partially constitutes State Aid. This decision was appealed by the UK Government and other parties. On 8 June 2022 the EU General Court dismissed the appeal following which it has been concluded that a provision is now required in relation to this issue. The total exposure in relation to this issue is calculated to be £105m (excluding interest) with a provision of £63m now included in the results representing our estimate of the expected value. Further information is included in the Financial Review - Taxation. This issue is specific to periods up to 2018 and is not a continuing exposure.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,212m (£190m) up to 31 December 2022. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

The Group is also under assessment from the UK tax authorities in relation to an issue related to the UK's FCPE legislation with the relevant years being 2019 to 2021. The maximum exposure is calculated to be £44m with a provision of £13m currently held in relation to this issue. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£44m). This issue is specific to 2019 to 2021 and is not a continuing exposure.

16.     Related parties

In 2021, the Group acquired a 40% interest in Academy of Pop and is accounting for the investment as an associate. At 31 December 2022, the Group had a current liability payable to Academy of Pop of £5m (2021: £7m) which relates to the Group's initial capital contribution that had not yet been paid as at 31 December 2022. This balance was paid in February 2023.

There were no other material related party transactions in 2022 or 2021 and no guarantees have been provided to related parties in the year.

17.     Events after the balance sheet date

In February 2023, the Group renegotiated its revolving credit facility, reducing the maximum facility to $1bn.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 3 March 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary